Cezar M. Froelich Direct Dial: (312) 836-4002 Direct Facsimile: (312) 527-9897 E-Mail: cfroelich@shefskylaw.com 025793-10

July 19, 2013

Ms. Peggy Kim
Special Counsel – Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Washington, DC 20549-3628

Re:	Comment Letter, dated February 26, 2013:
NTS Realty Holdings Limited Partnership (the “Company”)
Schedule 13E-3
Filed February 4, 2013
File No. 5-86291
Preliminary Proxy Statement on Schedule 14A
Filed February 4, 2013
File No. 1-32389

Dear Ms. Kim:

We are writing on behalf of the Company in response to the above-referenced SEC comment letter, dated February 26, 2013. We are filing concurrent herewith Amendment No. 1 to the Schedule 13E-3 filed February 4, 2013 (“Amended Schedule 13E-3”) and Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed February 4, 2013 (“Amended Proxy Statement”), and are including marked copies highlighting the changes made to the Schedule 13E-3 and Preliminary Proxy Statement.

The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter. In addition, for your convenience we have reproduced your comments in this letter and included our responses under each comment.

Schedule 13E-3

1.
Please advise us as to what consideration was given to whether Brickwood LLC and ORIG LLC are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3. Alternatively, please revise the Schedule

Ms. Peggy Kim
July 19, 2013

13E-3 to include these parties as filing persons. For help in making this determination, please review Question and Answer 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division’s Compliance and Disclosure Interpretations, publicly available at our website at www.sec.gov.

The Company respectfully submits that Brickwood, LLC (“Brickwood”) and ORIG, LLC (“ORIG”) are not “affiliates engaged in the going private transaction.”  The Company acknowledges that Brickwood and ORIG are affiliates of the Company.  However, neither Brickwood nor ORIG is engaged in the going private transaction, consistent with the Staff’s position in Question and Answer 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division’s Compliance and Disclosure Interpretations (“Q&A 201.05”).

Q&A 201.05 addressed the issue of whether an issuer’s senior management is deemed to be “engaged in” a going private transaction by virtue of being both in a position to “control” the surviving company and “on both sides” of the transaction.  Under those circumstances, the Commission stated in Q&A 201.05 that members of senior management might be deemed Schedule 13E-3 filing persons in connection with the going private transaction.  Q&A 201.05 also stated that an affiliate might be considered to be “engaged” in a going private transaction if the issuer recommends that its stockholders accept a tender offer from such affiliate. The Company understands that an affiliate might be considered “engaged” in a going private transaction even if the affiliate is not the purchasing entity in the transaction.

 The scenarios described in Q&A 201.05 involved some action taken directly or indirectly by an affiliate that caused them to be deemed to be “engaged” in a going private transaction.  For example, an affiliate’s involvement in the planning stages or negotiations of a going private transaction or role as offeror in a proposed going private tender offer might result in such affiliate being deemed to be “engaged” in a going private transaction.  In this case, neither Brickwood nor ORIG is senior management of the Company, nor do they hold a seat on the Company’s managing general partner’s board of directors, and neither is engaged in a tender offer to purchase securities from the Company’s unitholders.

Neither Brickwood nor ORIG took any actions that would constitute being “engaged” in the going private transaction.  Specifically, neither Brickwood nor ORIG was involved, directly or indirectly, in any of the following:  (a) determining the structure of the going private transaction; (b) negotiating the terms of the merger agreement; (c) examining the advantages and disadvantages of the merger; (d) reviewing the fairness of the proposed transaction; (e) analyzing the effects of the merger; (f) evaluating the fairness opinion of Centerboard Securities; or (g) making a recommendation regarding the proposed transaction.  All of the foregoing actions were undertaken solely by Messrs. Nichols and Lavin, the Company’s general partner’s board of directors and the special committee formed to evaluate Messrs. Nichols and Lavin’s offer.  As such, the scenarios described in Q&A 201.05 are not analogous to the proposed transaction.

Based on the analysis set forth above, the Company respectfully submits that although Brickwood and ORIG are affiliates of the Company within the scope of 13e-3(a)(1), neither Brickwood nor ORIG is or was, either directly or indirectly, “engaged” in the going private

Ms. Peggy Kim
July 19, 2013

transaction and, therefore, should not be deemed to be “filing persons” on the Amended Schedule 13E-3.

2.
We note the disclosure under Item 3 of the Schedule 13E-3. Please note that as a “shell document,” the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information disclosed under the items of the Schedule 13E-3 appears in the proxy statement and are incorporated by reference in the Schedule 13E-3.

The Company has revised the Amended Proxy Statement as requested to include all of the disclosure required by Item 3 of Schedule 13E-3.  Please see additional disclosure on pages 60-65 of the Amended Proxy Statement.

3.
We note that you have filed the preliminary proxy statement as Exhibit (a)(1) to the Schedule 13E-3. Please note that you may incorporate the proxy statement as an exhibit to the Schedule 13E-3. Refer to General Instruction F of Schedule 13E-3.

The Company has revised the Amended Schedule 13E-3 to incorporate the Amended Proxy Statement as an exhibit to the Amended Schedule 13E-3.

4.
Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize in the proxy statement any and all presentations made by Centerboard during the evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that have not already been filed as exhibits. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. In this regard, we note the preliminary analysis by Centerboard discussed on November 27, 2012, the “reports prepared by an independent real estate advisory firm in 2005 and 2009,” “internal documents” provided by the Managing GP and “a memorandum dated November 11, 2012,” and “a letter dated December 27, 2012” have not been filed as exhibits to the Schedule 13E-3 and summarized in the proxy statement. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

The Company has revised the paragraph on page 5 of the Amended Proxy Statement beginning “On November 27, 2012 . . .” to include a description of the updated preliminary analysis by Centerboard Securities presented to the Special Committee on November 27, 2012.  The Company has also attached the materials presented by Centerboard Securities at that meeting as Exhibit 99.(c)(4) to the Amended Schedule 13E-3.

The reports prepared by an independent real estate advisory firm in 2005 and 2009 were analyses of the terms of the various fees paid by the Company to NTS Development Company in

Ms. Peggy Kim
July 19, 2013

an effort to determine whether such fees are no less favorable to the Company than terms that could be obtained on an arms-length basis.  These reports are ordinary and customary reports that were requested by the Board of Directors as part of the Board of Directors’ continuing oversight of transactions between the Company and its affiliates.  As such, the members of the Special Committee were aware of and had received copies of these reports in 2005 and 2009 not in connection with a proposed going-private transaction.  In reliance on the determinations made by the Board of Directors based on these reports, Centerboard Securities did not undertake any further analysis of the various fees paid by the Company to NTS Development Company, assumed in its analysis that such fees are no less favorable to the Company than terms that could be obtained on an arms-length basis, and did not make any further adjustments to the results of their analysis.  In addition, the subject matter of these reports was not part of Centerboard Securities’ presentations to or discussions with the Special Committee.  For these reasons, the Company respectfully submits that these reports are not “materially related” to the going-private transaction, are not materially relevant to an unaffiliated unitholder’s consideration of the transaction, were not considered material to the fairness of the consideration to be received by the unaffiliated unitholders, and therefore are not required to be described and filed under Section 1015(a) of Regulation M-A.

The “internal documents” and “November 11, 2012, memorandum” were each prepared internally by the management of Managing GP, not an outside party.  They were provided to Centerboard Securities as part of the customary follow-up due diligence process, and were not provided to the members of the Special Committee.  As such, the Company respectfully submits that the “internal documents” and “November 11, 2012, memorandum” do not constitute a report, opinion or appraisal received from an outside party within the meaning of Item 1015(a) of Regulation M-A.

As is summarized in the Amended Proxy Statement, the letter dated December 27, 2012, was a letter in which the management of Managing GP made representations to Centerboard Securities regarding the accuracy of the information provided to Centerboard Securities.  As such, the Company respectfully submits that this letter does not constitute a report, opinion or appraisal, within the meaning of Item 1015(a) of Regulation M-A.

Other than as described above and as set forth in the Amended Proxy Statement, no other report, opinion or appraisal, within the meaning of Item 1015(a) of Regulation M-A, was received by the Special Committee or the Board of Directors.

5.
Refer to Exhibit 99(c)(1) and page 4 of the opinion in Annex B. Please remove the statement in the fourth paragraph that states that the opinion is “furnished solely for the use and benefit of the Special Committee,” as inconsistent with the disclosure relating to the opinion. Alternatively, disclose the basis for Centerboard’s belief that security holders cannot rely upon the opinion to support any claims against Centerboard arising under applicable state law (e.g., the inclusion of an express disclaimer in your engagement letter with Centerboard). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, disclose that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that

Ms. Peggy Kim
July 19, 2013

the availability of such state-law defense to Centerboard would have no effect on the rights and responsibilities of either Centerboard or your board of directors under the federal securities laws. Please similarly revise the reference to “exclusively” in the first sentence of the disclaimer in Exhibit 99(c)(3).

In response to the Staff’s comment, the opinion letter in Annex B has been revised to remove the word “solely” on page 4 from the phrase “furnished solely for the use and benefit of the Special Committee” so that it now reads “furnished for the use and benefit of the Special Committee.”  In addition, the word “exclusively” has been removed from the first sentence of the disclaimer in Exhibit 99.(c)(3).  We also note for the Staff the language included in the Amended Schedule 13E-3 which indicates pursuant to Item 1015(c) of Regulation M-A that the reports referenced in Item 9 will be available for inspection and copying at the principal executive offices of the Company.

Proxy Statement

General

6.
Please append the Form 10-K and the recent quarterly reports to the proxy statement since the issuer does not appear to be eligible to incorporate by reference. Refer to Item 14(e) and Instruction 2(b) to Item 14 of Schedule 14A.

The Company has revised the Amended Proxy Statement to append the Form 10-K and Form 10-Q to the Amended Proxy Statement.

7.
We note that throughout the proxy statement you describe the filing persons’ fairness determination for the “public unitholders” which you define as the “limited partners other than the Nichols and Lavin Limited Partners.” Please revise to disclose whether the filing persons believe the merger is fair to the unaffiliated unitholders of the issuer. Refer to Item 1014 (a) of Regulation M-A.

The Company has removed the definition of “public unitholders” from the first page of the Summary Term Sheet in the Amended Proxy Statement and made revisions throughout the Amended Proxy Statement to clarify that the filing persons believe that the merger is fair to the unaffiliated unitholders of the Company.

Summary Term Sheet, page ii

Interests of Certain Persons in the Merger, page ii

8.
Please revise to describe the continuing management role of Mr. Nichols and Mr. Lavin and any other directors or executive officers after the merger. Please also revise to clarify the treatment of the phantom units owned by Mr. Lavin. In addition, please discuss the availability of net operating loss carry forwards and any tax benefits to the filing persons.

Ms. Peggy Kim
July 19, 2013

The Company has revised the disclosure on page ii of the Amended Proxy Statement as requested.  Because the Company is treated as a partnership for income tax purposes, no net operating loss carry forwards are available and the transaction will not provide any tax benefits to the filing persons.  The Company has included a new paragraph on page 36 of the Amended Proxy Statement to discuss the availability of net operating loss carry forwards and any tax benefits to the filing persons.

Special Factors, page 1

9.
Please revise to specify each alternative considered by each filing person, including remaining a public company, and describe the reasons for rejecting each alternative.  Refer to Item [1]013(b) of Regulation M-A.

The Company has revised the disclosure on page 1 of the Amended Proxy Statement as requested to further explain the alternatives considered and the reasons for rejecting each alternative.  With those revisions, the Company respectfully submits that the Amended Proxy Statement discloses each alternative considered by each filing person and the reasons for rejecting each alternative in accordance with Item 1013(b) of Regulation M-A.

10.	Please revise to disclose the projections or forecasts considered by Centerboard, including any assumptions and limitations.

In response to the staff’s comment, the Company has added a new section to the Amended Proxy Statement disclosing the 2012 forecasts that management provided to Centerboard Securities in connection with its financial analysis of the Company.  Management does not prepare projections or forecasts other than projections for the then-current fiscal year, and Centerboard Securities was not provided with projections or forecasts beyond 2012.  As disclosed in the Discounted Cash Flow Analysis section beginning on page 22 of the Amended Proxy Statement, in performing its analysis Centerboard Securities calculated the Company’s hypothetical performance using the 2012 forecasts, analyst estimates for multifamily industry net operating income growth for the years 2013 through 2017 and certain Centerboard Securities assumptions for growth in general and administrative costs and required maintenance capital expenditures and net working capital.

Recommendation of the Special Committee and Board of Directors, page 11

The Board of Directors, page 16

11.
We note that board adopts the factors considered by the Special Committee. Please revise to further explain why book value was not considered to be a material factor. In addition, we note that the Special Committee considered the analyses utilized by Centerboard to be the appropriate methodology to determine going concern value. Please revise to state whether the board adopts the financial advisor’s analysis. Refer to Q&A 20 in the Interpretive Release Relating to Going Private Transactions under Rule 13e-3, SEC Release 34-17719 (April 13, 1981).

Ms. Peggy Kim
July 19, 2013

In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Amended Proxy Statement to further explain that the Special Committee did not consider net book value “because of its belief, after consulting with its financial advisor, that book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical cost.  At September 30, 2012, the Company had a net book value per Unit of $2.53, or approximately 66% lower than the $7.50 per Unit cash merger consideration.”

In addition, the Company has revised the disclosure on page 16 of the Amended Proxy Statement to clarify that the Special Committee adopted the analysis and opinion of Centerboard Securities in reaching its determination as to the substantive fairness of the going private transaction to the Company’s unaffiliated unitholders.

Opinion of Financial Advisor to the Special Committee, page 17

12.	Please disclose whether Centerboard has consented to the inclusion of its reports and the summary of the reports in the proxy materials and in the Schedule 13E-3.

We advise the Staff that Centerboard Securities has consented to the inclusion of its reports and the summary of the reports in the proxy materials and in the Amended Schedule 13E-3.  The Company has also revised the Amended Proxy Statement to state that Centerboard Securities consented to the inclusion of its reports and the summary of the reports in the proxy materials.  Please see additional disclosure on page 20.

Selected Public Companies Analysis, page 20

13.
Please revise to further describe the method of arriving at the per unit value range of $6.00-9.75. Please revise to provide additional disclosure about the underlying data of the selected companies that were used in the analysis and the underlying data for NTS. Please disclose the rates or multiples that were used and the reasons for using those particular rates or multiples.

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 21 of the Amended Proxy Statement to further explain that in conducting its selected public company analysis, Centerboard Securities used publicly available information, analyst estimates for 2012 and 2013 and unit prices as of December 26, 2012.  In addition, the disclosure has been revised to include the underlying data of the selected public companies and the rates and multiples used by Centerboard Securities in conducting their analysis of the Company.  Finally, we note for the Staff that additional information regarding the selected public company analysis is also included in Exhibit 99.(c)(3) to the Amended Schedule 13E-3.

Net Asset Value Analysis, page 21

14.	Please revise to further describe the method of arriving at the implied per unit reference range and include more detail about the estimated values used in the analysis.

The Company has revised the disclosure on page 22 of the Amended Proxy Statement to describe the method of arriving at the implied per unit reference range. In addition, we note that

Ms. Peggy Kim
July 19, 2013

additional information regarding the net asset values for each property is also included in Exhibit 99.(c)(3) to the Amended Schedule 13E-3.

Discounted Cash Flow Analysis, page 22

15.
Please revise to further describe the method of arriving at the implied equity value per unit. Please revise to include additional disclosure about the underlying data, rates and ranges used, and disclose the projections used in the discounted cash flow analysis.

In response to the Staff’s comment, the Company has revised the disclosure on pages 22 and 23 of the Amended Proxy Statement to further describe the method of arriving at the implied equity value per unit.  As noted in response to Comment 10 above, the Company has added a new section to the Amended Proxy Statement disclosing the 2012 forecasts that management provided to Centerboard Securities in connection with its financial analysis of the Company.  Management does not prepare projections or forecasts other than projections for the then-current fiscal year, and Centerboard Securities was not provided with projections or forecasts beyond 2012.  With regard to projections, and as mentioned in the Discounted Cash Flow Analysis section on pages 22 and 23 of the Amended Proxy Statement, Centerboard Securities calculated the Company’s hypothetical performance using analyst estimates for multifamily industry net operating income growth for the years 2013 through 2017 (5.2%, 3.3%, 1.9%, 2.9% and 3.0% respectively), and certain Centerboard Securities assumptions for annual maintenance capital expenditures (12.0% of net operating income), growth in general and administrative costs (3.0%  per year) and changes in net working capital (growth rate equal to change in net operating income). In addition, we note that additional information regarding the discounted cash flow analysis for each property is also included in Exhibit 99.(c)(3) to the Amended Schedule 13E-3.

Position of the 13E-3 Filing Persons as to the Fairness of the Merger, page 23

16.
Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have fully addressed the going concern value.

The Company has revised the disclosure on pages 25 and 26 of the Amended Proxy Statement as requested to disclose the consideration that the 13E-3 Filing Persons gave to going concern value in assessing the fairness of the consideration to be received by the Company’s unaffiliated unitholders.

Effects of the Merger, page 26

17.	Please revise to describe and quantify the benefits and detriments to the issuer and its affiliates. Refer to Instruction 2 to Item 1013 of Regulation M-A.

The Company has revised the disclosure on pages 29 and 30 of the Amended Proxy Statement as requested to describe and, to the extent practicable, quantify, the benefits and

Ms. Peggy Kim
July 19, 2013

detriments to the Company’s unaffiliated unitholders and the filing persons.  The Company respectfully submits that the disclosure on pages 29 and 30 of the Amended Proxy Statement, as revised, describes the benefits and detriments of the transaction to the Company, its affiliates and unaffiliated security holders as required by Instruction 2 to Item 1013 of Regulation M-A.

18.
Please revise to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies.

The Company has revised the Amended Proxy Statement as requested to discuss the loss of the rights and protections that the federal securities laws provide to security holders. Please see additional disclosure on page 30.

Material United States Federal Income Tax Consequences, page 29

19.	Please revise to describe the tax consequences to the issuer, its affiliates, and the filing persons. Refer to Item 1013(d) of Regulation M-A.

The Company has revised the Amended Proxy Statement as requested to describe the tax consequences to the issuer, its affiliates, and the filing persons. Please see additional disclosure on page 36.

Certain Litigation, page 35

20.
Please revise to describe the facts alleged in the Delaware proceedings referenced in your recent Forms 8-K filed on February 13 and 15, 2013. Also provide us with copies of the pleadings, including complaints and answers, related to the lawsuits discussed in this section and for any lawsuits filed subsequent to the filing of your preliminary proxy statement.

The Company has revised the Amended Proxy Statement as requested to describe the facts alleged in the two Delaware complaints.  Please see additional disclosure on page 39.  We note for the Staff that the Company has, on a supplemental basis, provided the Staff with copies of the complaints and amended complaints related to the lawsuits discussed in the Certain Litigation section of the Amended Proxy Statement.

Unit Market Price and Distribution Information, page 59

21.	Please revise to update this information to include 2013 information. Similarly, please update the beneficial ownership table.

The Company has updated the Amended Proxy Statement to include 2013 information as requested. Please see additional disclosure on pages 64 and 66.

Ms. Peggy Kim
July 19, 2013

Certain Purchases and Sales of Units, page 62

22.	Please revise to include information for the quarter ended 12/31/10 and for 2013.

The Company has revised the Amended Proxy Statement as requested to include information for the quarter ended 12/31/10 and for 2013. Please see additional disclosure on pages 67 and 68.

We believe that this response, including Annex A hereto, addresses the matters raised in your comment letter.  If you have any additional questions or comments, please do not hesitate to contact me.

Very truly yours, SHEFSKY & FROELICH LTD. /s/ Cezar M. Froelich Cezar M. Froelich

cc: Jeremy Stonehill Patrick J. Seul, Jr.

Annex A

As requested by the Staff, each undersigned filing person acknowledges that:

▪	such filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	such filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This 19th day of July, 2013.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By:        NTS Realty Capital, Inc.,
its managing general partner

By:       /s/ Gregory A. Wells
Name:   Gregory A. Wells
Title:     Executive Vice President and Chief Financial Officer

NTS REALTY CAPITAL, INC.

By:       /s/ Gregory A. Wells
Name:   Gregory A. Wells
Title:     Executive Vice President and Chief Financial Officer

NTS MERGER PARENT, LLC

By:        /s/ Brian F. Lavin
Name:   Brian F. Lavin
Title:     Manager

NTS MERGER SUB, LLC

By:   /s/ Brian F. Lavin
Name:   Brian F. Lavin
Title:     Manager

J.D. NICHOLS

/s/ J.D. Nichols
J.D. Nichols

BRIAN F. LAVIN

/s/ Brian F. Lavin
Brian F. Lavin